Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

2 April 2025

Westpac appoints new Chief People Officer

Westpac has announced the appointment of Kate Dee to the position of Chief People Officer, reporting directly to CEO Anthony Miller.

Ms Dee is currently Chief People Officer at Bupa Asia Pacific and will take up the position later this year.

“Kate is a highly accomplished leader who has successfully steered people and culture teams in a range of industries around the world. She will be a great addition to the Westpac group executive,” said Westpac CEO, Anthony Miller.

“At Westpac, we have 35,000 wonderful people and we are on a mission to make this the best place to work. Kate will help us reach that goal.

“I look forward to seeing Kate’s energetic and engaging approach in action at Westpac, alongside her steady focus on linking customer outcomes to an organisation’s people and culture,” Mr Miller said.

About Kate Dee

Kate Dee has been Chief People Officer at Bupa Asia Pacific since 2018. Prior to this she was General Manager, Talent at NAB and Executive Director, Global Organisation and Leadership Development at Time Warner, based in London.

A New Zealand national, Ms Dee is a Fellow of the Chartered Institute of Personnel and Development (CIPD) in the United Kingdom and holds degrees in Psychology and German from Victoria University.

For further information:

Hayden Cooper	Justin McCarthy
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.